EXHIBIT 99.1

Press Release

B Communications Announces Payment of Dividend

  A dividend of NIS 3.41 per share was approved by the Company's Board of Directors

Ramat Gan, Israel - November 7, 2013 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that in a meeting held on November 7, 2013, the Board of Directors of the Company, declared a dividend of NIS 3.41 per share (approximately $0.97 according to the rate of exchange on November 6, 2013), and in the aggregate amount of approximately NIS 102 million (approximately $29 million according to the rate of exchange on November 6, 2013). Tax will be withheld at a rate of 25%.

The actual US dollar amount for dividends that will be paid in US dollars will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on November 18, 2013.

The record date for the distribution of the dividend will be November 18, 2013 and the payment date will be December 3, 2013.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BZEQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM For more information please visit the following Internet sites:

www.bcommunications.co.il
www.ir.bezeq.co.il
www.eurocom.co.il
www.igld.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to risks and uncertainties.  Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission.  These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements.  Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.  We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager
idit@igld.com/ Tel: +972-3-924-0000

Investor relations contacts:
Mor Dagan - Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620